March 12, 2012	27346.00053

VIA E-MAIL

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re:	Rule 485(b) Representation of Counsel

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 446 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the “Amendment”) on behalf of Registrant’s series, Muzinich Short Duration High Yield Corporate Debt Fund, Muzinich High Income Floating Rate Fund, Muzinich U.S. High Yield Corporate Bond Fund, and Muzinich Credit Opportunities Fund, which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL HASTINGS LLP